Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended June 30,
	2003	2004	2005	2006	2007
	(in thousands, except for ratios)
Fixed charges computation
Interest expense	$1,274	$2,762	$15,546	$20,264	$24,188
Amortization of deferred financing charges	—	224	1,352	1,421	1,603
Reasonable approximation of interest within rental expense	1,492	1,918	2,655	2,954	3,060

Total fixed charges	$2,766	$4,904	$19,553	$24,639	$28,851

Earnings computation
Income from continuing operations before income taxes	$64,193	$93,304	$127,367	$133,001	$125,268
Fixed charges included in earnings	2,766	4,904	19,553	24,639	28,851

Earnings available before fixed charges	$66,959	$98,208	$146,920	$157,640	$154,119

Ratio of earnings to fixed charges	24.2	20.0	7.5	6.4	5.3